Exhibit 3.1
Amendment to the Bylaws of
Pinnacle West Capital Corporation
(Effective January 21, 2009)
Section 6.01 of Article VI of the Bylaws of Pinnacle West Capital Corporation is amended as follows:
     6.01. Resignations.
(a)	Any director, committee member or officer may resign from his or her office at any time by written notice as specified in accordance with Arizona Revised Statutes Sections 10-807 and 10-843. Subject to paragraph (b) of this Section 6.01, the acceptance of a resignation will not be required to make it effective.

(b)	Except as prohibited by law or by the Articles, any nominee for election as a director at a meeting of shareholders duly called and at which a quorum is present, in an uncontested election, who receives a greater number of votes cast “withheld” for his or her election than “for” such election shall promptly tender his or her resignation for consideration to the Corporate Governance Committee or its successor. The Corporate Governance Committee or its successor shall evaluate the director’s tendered resignation taking into account the best interests of the Company and its shareholders and shall recommend to the Board of Directors whether to accept or reject such resignation. In making its recommendation, the Corporate Governance Committee or its successor may consider, among other things, the effect of the exercise of cumulative voting in the election. The Board of Directors shall act within 120 days following certification of the shareholder vote and publicly disclose its decision and the underlying rationale. Any director who tenders his or her resignation pursuant to this provision shall not participate in any committee or Board of Director consideration thereof.